FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of May 2007

RadView Software Ltd.

 (Translation of Registrant’s Name into English)

14 Hamelacha St., Rosh-Haayin, Israel

 (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM S-8 (NO. 333-67086, 333-101321, 333-99237, 333-138719), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Attached hereto and incorporated by reference are:

1. Certain financial information with respect to the Registrant’s first fiscal quarter ended March 31, 2007

2. Notice that Mr. Eli Sofer assumes the position of RadView’s Chief Financial Officer.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RadView Software Ltd.
(Registrant)

By:	/s/ Limor Stoller
Name: Limor Stoller
Vice President of Finance

Dated:  May 7, 2007

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	March 31, 2007	December 31, 2006
ASSETS
Current Assets:
Cash and cash equivalents	$2,468	$229
Restricted cash	21	21
Accounts receivable, net of reserves of $47 as of March 31, 2007 and December 31, 2006	459	495
Prepaid expenses and other current assets	103	166
Total Current Assets	3,051	911

Property and Equipment, net	101	102
Other Assets	357	354

Total Assets	$3,509	$1,367

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current Liabilities:
Accounts payable	384	428
Accrued expenses	1,450	1,297
Deferred revenue	1,117	1,170
Total Current Liabilities	2,951	2,895

Related party convertible loan	156	94

Accrued severance pay	430	417

Total Shareholders’ Deficit	(28)	(2,039)

Total Liabilities and Shareholders’ Deficit	$3,509	$1,367

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Three Months Ended March 31,
	2007	2006
Revenues:
Software licenses	$395	$807
Services	521	883
Total Revenues	916	1,690

Cost of Revenues:
Software licenses	7	50
Services	8	77
Total Cost of Revenues	15	127

Gross Profit	901	1,563

Operating Expenses:
Sales and marketing	635	668
Research and development	599	346
General and administrative	441	364
Total Operating Expenses	1,675	1,378

Operating income (loss)	(774)	185

Financial expense, net	(103)	(17)
Other income, net	—	3
Net income (loss) before deemed dividend	(877)	171

Deemed dividend on an exercise of additional investment rights	(766)	—

Net loss after deemed dividend	$(1,643)	$171

Mr. Eli Sofer Appointed as RadView’s Chief Financial Officer

Mr. Eli Sofer joined the Company as its Chief Financial Officer on April 22, 2007.

Mr. Sofer has over 10 years of finance and operation management experience. Prior to joining Radview, Mr. Sofer served, for two years, as the Chief Financial Officer and General Manager of Adamind Ltd., and led the Company’s Initial Public Offering on the AIM market. During the years 2000-2004, Mr. Sofer was the Manager of the Trans-coding business of Emblaze Ltd. and before that was the corporate controller of Emblaze.

Before joining Emblaze, Mr. Sofer served for two years as the assistant controller at ADC Inc. and prior to that, he served for four years as a senior accountant at Somekh Chaikin, a member of KPMG Global.

Mr. Sofer is a certified public accountant and holds an MBA and a B.A. in Economics and Accounting, both from the Bar Ilan University in Israel.

Yochai Hacohen commented: “We are very pleased that Eli Sofer is assuming this position. Eli brings with him substantial experience that will strengthen RadView’s management team and will be key for managing its future growth challenges”